UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           I.C. Isaacs & Company, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                    464192103
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                                 (CUSIP Number)

                          Rene Faltz, Managing Director
                              Wurzburg Holding S.A.
                              41, avenue de la Gare
                                Luxembourg L-1611
                            Grand Duchy of Luxembourg

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                                 Arent Fox PLLC
                            1675 Broadway, 25th Floor
                          New York, New York 10019-5820
                                 (212) 484-3917
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 13, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |X|

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

CUSIP No.  464192103                                           Page 2 of 5 Pages

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WURZBURG HOLDING S.A.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |_|

                                                                   (b)  |X|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           LUXEMBOURG

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                      7          SOLE VOTING POWER

                                 NONE

                -------------- -------------------------------------------------
  NUMBER OF           8          SHARED VOTING POWER
    SHARES
 BENEFICIALLY                    4,549,167, *
   OWNED BY
     EACH       -------------- -------------------------------------------------
  REPORTING           9          SOLE DISPOSITIVE POWER
    PERSON
     WITH                        NONE

                -------------- -------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 4,549,167, *

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,549,167 *
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                               |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.89%(1) *
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           CO
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*   See Item 5, Paragraph (a) and (b) of this Amendment (as such term is hereinafter defined).
(1) See Item 5, Footnote 1 of this Amendment.

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

CUSIP No.  464192103                                           Page 3 of 5 Pages

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TEXTILE INVESTMENT INTERNATIONAL S.A.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |_|

                                                                   (b)  |X|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           LUXEMBOURG

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                      7          SOLE VOTING POWER

                                 NONE

                -------------- -------------------------------------------------
  NUMBER OF           8          SHARED VOTING POWER
    SHARES
 BENEFICIALLY                    3,966,667, *
   OWNED BY
     EACH       -------------- -------------------------------------------------
  REPORTING           9          SOLE DISPOSITIVE POWER
    PERSON
     WITH                        NONE

                -------------- -------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 3,966,667, *

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,966,667*
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
           EXCLUDES CERTAIN SHARES                                      |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.91% (1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           CO
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*   See Item 5, Paragraph (a) and (b) of this Amendment.
(1) See Item 5, Footnote 1 of this Amendment.

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

CUSIP No.  464192103                                           Page 4 of 5 Pages

      This Amendment No. 2 (this "Amendment" or this "Amendment No. 2") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 23, 2002 (the "Statement" or "Schedule 13D") by Wurzburg Holding, S.A., Textile Investment International S.A., Robert J. Arnot, Jon Hechler, Ronald S. Schmidt, Eugene C. Wielepski, and Thomas P. Ormandy with respect to the Common Stock, par value $0.0001 per share, of I.C. Isaacs & Company, Inc., a Delaware corporation (the "Issuer"), and previously amended on October 31, 2002. All capitalized terms not otherwise defined in this Amendment No. 2 shall have the same meanings ascribed thereto in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

Paragraph (a) and (b) of Item 5 is hereby amended and restated in its entirety as follows:

            (a) and (b) The Reporting Persons beneficially own the number of shares of Common Stock and percentages of outstanding shares of Common Stock of the Issuer as hereinafter provided: (i) Wurzburg shares, together with Francois Girbaud and Marithe Bachellerie, voting power and dispositive power with regard to 582,500 shares of Common Stock(3), which represents beneficial ownership of 4.98%(4) of the outstanding Common Stock, and, as the sole shareholder of Textile, shares, together with Francois Girbaud and Marithe Bachellerie, voting power with regard to the 3,666,667 shares of Common Stock owned by Textile, and therefore has beneficial ownership of an aggregate of 4,549,167 shares of Common Stock, or 38.89%, of the outstanding Common Stock; (ii) Textile shares, together with Francois Girbaud and Marithe Bachellerie, voting power and dispositive power with respect to 3,966,667 shares of Common Stock owned directly by Textile, which represents 33.91% of the outstanding Common Stock; and (iii) Francois Girbaud and Marithe Bachellerie each beneficially own 50% of the issued and outstanding shares of Wurzburg and may therefore be deemed to have voting and dispositive power and to beneficially own the 4,549,167 shares of Common Stock, or 38.89% of the outstanding Common Stock, beneficially owned by Wurzburg

Paragraph (c) of Item 5 is hereby amended as follows:

            (c) No transactions with respect to the Common Stock were effected by Wurzburg or Textile during the sixty (60) days preceding this Amendment No. 2, except the following: On April 13, 2005, the assignment by Textile to an entity that is not affiliated with any of the Reporting Persons of the warrants to purchase an aggregate of 500,000 shares of Common Stock that the Issuer had issued to Textile in 2002 was completed upon the issuance by the Issuer of its consent thereto.

----------
      (3) 82,500 of these shares were acquired in open market transactions on February 9, 2000 and due to an oversight by Wurzburg, were not previously reported on the Statement, as amended.

      (4) For purposes of calculating the percentage of ownership of Common Stock held by each Reporting Person, Issuer is deemed to have 11,696,073 shares of Common Stock outstanding, as disclosed by Issuer on the cover page of its Report on Form 10-K for the year ended December 31, 2004 as filed on March 31, 2005.

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

CUSIP No.  464192103                                           Page 5 of 5 Pages

SIGNATURES.

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and current.

                                    Wurzburg Holding S.A.


                                    By:      /s/ Rene Faltz
                                       ----------------------------------------
                                             Rene Faltz, Managing Director

                                    By:      /s/ Tom Felgen
                                       ----------------------------------------
                                             Tom Felgen, Managing Director

                                    Textile Investment International S.A.


                                    By:      /s/ Rene Faltz
                                       ----------------------------------------
                                             Rene Faltz, Managing Director

                                    By:      /s/ Tom Felgen
                                       ----------------------------------------
                                             Tom Felgen, Managing Director